EXHIBIT 2
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[Photograph of Corporate Building]

Contacts:
--------
Arturo D'Acosta Ruiz                                Blanca Hirani
Alejandro de la Barreda                             Melanie Carpenter
Tel: (525) 261-8037                                 Tel (212) 406-3693
abarredag@mail.desc.com.mx                          bhirani@i-advize.com


[DESC LOGO]

                  DESC ANNOUNCES RESOLUTIONS ADOPTED DURING ITS
             ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING
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Mexico City, April 27, 2001 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC)
announced today the resolutions adopted during its Annual Ordinary and Extraordinary Shareholders' Meeting held on April 26, 2001. Among the most important resolutions are:

o The payment of a cash dividend for 29 Mexican cents per each currently outstanding share, payable in four quarterly installments in July 2001, October 2001, January 2002 and April 2002, for 7.25 Mexican cents per share.

o The Board of Directors will be integrated by 12 Patrimonial Directors, representing Series "A" shares; Messrs. Fernando Senderos Mestre, Carlos Gomez y Gomez and Federico Fernandez Senderos, who are Related Patrimonial Directors; Mr. Eneko de Belausteguigoitia Arocena, Independent Patrimonial Director; Messrs. Adolfo Patron Lujan, Ruben Aguilar Monteverde, Carlos Gonzalez Zabalegui, Valentin Diez Morodo and Prudencio Lopez Martinez, as Independent Directors, and Messrs. Alberto Bailleres Gonzalez, Luis Tellez Kuenzler and Ernesto Vega Velasco, Related Directors.

o The creation of an Executive Committee was approved and will be composed of Messrs. Fernando Senderos Mestre and Luis Tellez Kuenzler, who shall be responsible for supervising the performance of the Group's companies.




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